# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xcel Brands, Inc., CIK 0001083220
CUSIP: 98400M200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 550 Seventh Avenue, 11th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 10/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002160497

## Reporting persons
- Jeffrey Sanford Link: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 402,758; shared voting power 150,000; sole dispositive power 402,758; shared dispositive power 150,000; aggregate amount beneficially owned 552,758 (8% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this "Schedule 13G"), the percentage is based on 6,908,839 shares of par value $0.001 per share, of the issuer (the "Common Stock") outstanding as of October 19, 2026, as disclosed in the issuer's Preliminary Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on October 16, 2026 (the ''Proxy Statement'').

## Item 1. Issuer
Name of issuer: Xcel Brands, Inc.
Address of issuer's principal executive offices: 550 Seventh Avenue, 11th Floor, New York, NY 10018

## Item 2. Person Filing
Name of person filing: Jeffrey Sanford Link ("Mr. Link").
Address of principal business office or, if none, residence: 444 Arthur Terrace, Paramus, New Jersey 07652.
Citizenship: Mr. Link is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to Mr. Link is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for Mr. Link. The ownership percentages reported are based on 6,908,839 shares of Common Stock outstanding as of October 19, 2026, as disclosed in the Proxy Statement. 150,000 shares of Common Stock are held by Mr. Link and his wife in joint accounts. 402,758 shares of Common Stock are held in an account under the name of Mr. Link only. Mr. Link has the power to dispose of and the power to vote the shares of Common Stock held by him.
Percent of class: 8.0
Sole power to vote or to direct the vote: 402,758.00
Shared power to vote or to direct the vote: 150,000.00
Sole power to dispose or to direct the disposition: 402,758.00
Shared power to dispose or to direct the disposition: 150,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jeffrey Sanford Link: /s/ Jeffrey Sanford Link, Jeffrey Sanford Link (10/22/2026)